Exhibit 21.1

Subsidiaries of Azul S.A.

1.	Azul Linhas Aéreas Brasileiras S.A. (Brazil)
2.	Tudo Azul S.A. (Brazil)
3.	ATS Viagens e Turismo Ltda. (Brazil)
4.	Canela Investments LLC (Delaware, USA)
5.	Azul Finance LLC (Delaware, USA)
6.	Azul Finance 2 LLC (Delaware, USA)
7.	Blue Sabiá LLC (Delaware, USA)
8.	Azul SOL LLC (Delaware, USA)

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